Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 18, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-180694

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of Hyperion Therapeutics, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-180694) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012. For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on May 24, 2012.

Amendment No. 2 is being filed in response to comments, contained in the letter dated June 8, 2012 from the Staff to Mr. Donald J. Santel, Chief Executive Officer of the Company, with respect to the Registration Statement (the “Comment Letter”). For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 57

1.	Please refer to your response to comment 24 regarding the use of the income approach to value your stock. You state that you submitted an NDA for Ravicti in December 2011 and expect to

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Securities and Exchange Commission

June 18, 2012

commence sales in the first half of 2013. You also anticipate approval from the FDA in October 2012. Please address the following:

•	Tell us the status of your discussions with the FDA regarding approval.

•

Tell us how you determined the significant assumptions used in your income approach considering the uncertainty of receiving regulatory approval and the uncertainty of the amount of sales, if any, your product will generate.

•

Tell us why the Guideline Public Company Method, which uses public companies that are comparable to you to value your stock, is not a more appropriate method of valuing your stock given the uncertainties in the assumptions used to value your stock under the income approach.

In response to the Staff’s comment, the Company advises the Staff as follows:

(a) The Company had its “Day 90” meeting with the FDA on March 20, 2012 at which it provided a summary of the NDA filing for UCD. The presentation included a high level overview of the clinical and nonclinical results, specifically the findings from the carcinogenicity studies, the overview of the label, and the proposed Risk Evaluation Mitigation Strategy. The Company also presented the information that it intended to include in the April 2012 safety update, which included the results from the switchover portion of its clinical trial in UCD patients aged 29 days through 5 years and updates to the pharmacokinetics model it had developed. In April 2012, the Company submitted the required safety update and the data described above. As is customary, the Company has had no subsequent discussion with the FDA regarding approval. Accordingly, the interactions with the FDA described above are consistent with the underlying assumptions used in the income approach.

(b) The significant assumptions used in the income approach include the Company’s estimates of sales and expenses, as well as an appropriate discount rate. The Company’s sales estimates assume the commercial launch of Ravicti in UCD and the exercise of the Company’s option to acquire BUPHENYL and AMMONUL in the first half of 2013 with the majority of estimated sales expected to come from the United States (“U.S.”). The Company also estimated sales for the HE indication in the U.S.

The U.S. sales estimates were developed for the UCD indication based upon the existing number of patients on the Company’s Ravicti continued access study as well as estimates of patients on BUPHENYL. Additionally, the Company assumed an increase in patients taking Ravicti over time due to newly diagnosed patients requiring therapy as well as a portion of patients currently not taking BUPHENYL, due to compliance and other issues, converting to Ravicti. The Company also estimated a selling price in the U.S. for Ravicti and BUPHENYL, which it has the option to acquire, consistent with orphan drug pricing. The sales estimates for the HE indication were based upon an estimated market launch date, the estimated prevalence of the disease in the U.S. with an expected penetration rate for Ravicti and an estimate selling price based upon the selling price of an already FDA-approved drug in this indication.

Expenses for research and development were estimated for expected development, regulatory and manufacturing activities based upon the stage of the clinical development program. Sales and marketing expenses were estimated based upon the expected sales and commercial needs, and general and

Securities and Exchange Commission

June 18, 2012

administrative costs were estimated based upon the general corporate and infrastructure needs for the expected size of the organization.

The Company addressed the uncertainty of regulatory approval and the amount of sales, by utilization of the risk-adjusted rate of return (discount rate) within the Income Approach which incorporates the significant level of uncertainty associated with being able to achieve the projections. The Income Approach is based on the premise that the value of a business is the present value of the future earning capacity that is available for distribution to investors. It involves estimating the discounted cash flow for the business by projecting the free cash flows each year, calculating a terminal value, and then discounting these cash flows back to a present value at an appropriate discount rate (taking into account the time value of money and the risk inherent in that business). The greater the perceived risk associated with the forecasted cash flows, the higher the discount rate applied to them, and the lower the present value. In the Company’s case, the uncertainty surrounding regulatory approval and product sales was factored into its analysis by utilizing a relatively high discount rate when compared to those utilized in the public markets.

(c) While the Company considered the Guideline Public Company (“GPC”) method in its analysis, the GPC method was not used as a separate valuation approach given the current and short term future performance of the company. Typically, the GPC method relies on metrics of Enterprise Value (EV)/Latest Twelve Months Revenue or EV/Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) to calculate a multiple which would lead to an overall Enterprise Value (and ultimately a value for the common stock). However, given that the Company has not generated material revenues and has not had any revenues in the past three years, it did not believe that the utilization of such a metric would provide a meaningful valuation result. Furthermore, while one also could examine projected revenue or EBITDA (e.g. EV/Next Twelve Months (NTM) Revenue or EV/NTM EBITDA), to calculate an EV, this would not be meaningful given that the Company does not expect to generate a representative level of revenue or EBITDA within the next twelve months. Thus, the Company believes the best alternative to the GPC method would be a discounted cash flow method which incorporates the long term growth expectations of the Company.

While due to the lack of available metrics the Company did not use the GPC method as a separate valuation approach, the Company did review market data regarding IPO valuations within the Life Sciences industry presented to it by its investment bankers. The value for the Company falls within the range of the observed IPOs from 2005 to date.

2.	We acknowledge the revisions to your disclosures in response to prior comment 26. Please further revise your tabular disclosure of the equity instruments issued since January 1, 2011 to include all grants or equity issuances up until the time of effectiveness of your registration statement. For example, the April 16, 2012 and April 19, 2012 stock option and warrant issuances should be included in the tabular disclosure. Please disclose in footnote 1 an estimate of the number of shares underlying the options or warrants granted assuming an initial public offering. Disclose the estimated fair values of your common stock on the face of your tabular disclosure.

The Company has revised its disclosure on pages 58 and 59 in response to the Staff’s comment. In addition, attached hereto is a revised Appendix A which updates the supplemental information previously provided to the Staff in response to comment 26.

3.	When you have determined the estimated IPO price, please update your discussion in this section

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June 18, 2012

as appropriate. Please continue to update your discussion of the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price up until the time of effectiveness of your registration statement. We will continue to evaluate your stock compensation until an IPO price has been set.

The Company respectfully acknowledges the Staff’s comment, and will update the disclosures in future filings as requested.

Business, page 74

Ravicti for the Treatment of UCD, page 78

4.	We note your response to our prior comment 31 and revised disclosure relating to the pivotal study for AMMONUL in which you reference a 25-year, open label, uncontrolled investigator-sponsored study. Please be more specific. As requested previously, please disclose the specific entity or entities that sponsored the research, the location or locations where the study was conducted and the year in which it commenced.

The Company has added disclosure on page 78 in response to the Staff’s comment. The Company notes, however, that it is unable to disclose the location or locations where the study was reported because that information is not provided in the published article.

Key Advantages of Ravicti, page 78

5.	We note your response to our prior comment 32 and your revised disclosure indicating that blood ammonia is significantly lower after treatment with Ravicti. Please provide additional details, including what percentage lower blood ammonia is following treatment with Ravicti as compared BUPHENYL.

The Company has added disclosure on page 79 in response to the Staff’s comment.

Ravicti Non-Clinical Development, page 84

6.	We note your response to our prior comment 35 and the information you have supplementally provided regarding the factors the panel used in concluding that the rat study was not predicative of human risk. We view such information as material to an investor’s overall understanding of your products. Accordingly, please summarize in terms understandable to a non-technical, non-scientific investor, the primary reasons the panel concluded that the results of the rat study indicating seven different tumor types are not predicative of human risk.

The Company has added disclosure on pages 84 and 85 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

7.	Your auditors’ report covers a period from inception through December 31, 2011, however, the period is not included within the financial statements. Please revise accordingly.

In response to the Staff’s comment, the auditors’ report has been revised to remove the reference to the cumulative amounts on the statements of operations and cash flows from inception through December 31, 2011, that are not included within the financial statements. In accordance with the Section

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1180.2d of the SEC’s Division of Corporation Finance Financial Reporting Manual, the auditors’ report contains the reference to the cumulative amounts on the statement of convertible preferred stock and stockholders’ deficit that are included within the financial statements.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.

Jeffrey S. Farrow, Hyperion Therapeutics, Inc.

Jon Layman, Hogan Lovells US LLP

Mark B. Weeks, Cooley LLP

Brett D. White, Cooley LLP

Appendix A

Date of Transaction	Equity Type	Number of Shares Underlying Options or Warrants Granted		Exercise Price Per Share	Management’s Estimate of Per Share Fair Value of the Underlying Common Stock		How Management Determined the Fair Value Estimate - Warrants or Options	How Management Determined the Fair Value Estimate - Underlying Common Stock	Identity of the Recipient	Related Party	Nature and Terms of Concurrent Transactions with the Recipient	Amount of Compensation or Interest Expense (in thousands)
												For the year ended December 31, 2011	For the three months ended March 31, 2012
April 1, 2011	Common Stock Warrants	3,318,709	[1]	$0.67	$0.52		[2]	Estimated by using an income approach by first estimating the equity value of the Company, then allocating the Company’s value to its various securities including its common stock	All common stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on April 1, 2011 and Convertible Unsecured Promissory Notes	$762	$—
April 15, 2011	Common Stock Options	2,484,477		$0.67	$0.52	[3]	Estimated by using Black Scholes Price Model	Estimated by using an income approach by first estimating the equity value of the Company, then allocating the Company’s value to its various securities including its common stock	505,400 options were granted to the board of directors; 242,933 options were granted to the CEO; 323,893 options were granted to the CFO; 159,771 options were granted to the CMO; 137,179 options were granted to the SVP, Regulatory Affairs and Compliance; 199,202 options were granted to the VP, Strategic Marketing and Corporate Business Development and 916,099 options were granted to existing employees	Yes	N/A	$194	$54
October 26, 2011	Preferred Stock Warrants	1,424,725	[1]	$1.58	N/A		[2]	N/A	All preferred stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on October 26, 2011 and Convertible Unsecured Promissory Notes	$59	$89
February 8, 2012	Preferred Stock Warrants	1,424,725	[1]	$1.58	N/A		[2]	N/A	All preferred stock warrants were granted to existing investors	Yes	Issued with Convertible Note and Warrant Purchase Agreement entered into on October 26, 2011 and Convertible Unsecured Promissory Notes	$—	$100
April 16, 2012	Common Stock Options	2,760,950		$1.20	$1.20		Estimated by using Black Scholes Price Model	Estimated by using an income approach by first estimating the equity value of the Company, then allocating the Company’s value to its various securities including its common stock	200,000 options were granted to the board of directors; 750,000 options were granted to the CEO; 250,000 options were granted to the CFO; 350,000 options were granted to the CMO; 225,000 options were granted to the SVP, Regulatory Affairs and Compliance; 300,000 options were granted to the VP, Strategic Marketing and Corporate Business Development and 685,950 options were granted to existing employees	Yes	N/A	N/A	N/A
April 19, 2012	Common Stock Warrants	462,686		$0.67	$1.20		Estimated by using Black Scholes Price Model using valuation by third- party independent valuation firm and applying the relative fair value allocation between debt and warrants.	Estimated by using an income approach by first estimating the equity value of the Company, then allocating the Company’s value to its various securities including its common stock	231,343 common stock warrants were granted to Silicon Valley Bank and 231,343 common stock warrants were granted to Leader Lending LLC - Series B	No	Issued with Loan and Security Agreement entered into with Silicon Valley Bank and Leader Lending LLC - Series B and Secured Promissory Notes	N/A	N/A

[1]	The number of shares to be issued is calculated based upon 30% of the principal amount of the notes divided by a price per share of $1.58 in the event of an initial public offering.
[2]

The fair value of warrants in the aggregate was determined by first estimating the equity value of our company using an income approach, then allocating the Company’s value to its various securities using the Option Pricing Method. The Option Pricing Method was applied in various scenarios based on the potential liquidity alternatives available to the Company.

[3]	The Company reassessed the fair value of our common stock subsequent to the grant date of these awards.